MEMORANDUM OF UNDERSTANDING

This non-binding MEMORANDUM OF UNDERSTANDING is hereby made and entered into on

March 30, 2010, BETWEEN

Bio Business Development Corp. International, Inc.. a company incorporated in the State of Nevada, with an office address at 630 E. Plumb Lane, Reno, NV, 89502,

hereinafter referred to as (BBDC)

AND

IGEN Networks Corp., a company incorporated in the State of Nevada, with offices at, 534 Cambie Street, Suite 6, Vancouver, BC, Canada, V613 2N7, 8430 West Lake Mead Boulevard, Suite 100, Las Vegas, Nevada, USA, 89128

hereinafter referred to as (IGEN).

Collectively, the Parties.

WHEREAS:

A: BBDC is a life sciences company specializing in prion diseases affecting the brain and nervous system. BioBDC's world-leading research and technology in this field represent the most sensitive and rapid detection of the infectious prion protein common to the family of Transmissible Spongiform Encephalopathies (TSE), including variant Creutzfeldt-Jakob Disease (vCJD) in humans, Bovine Spongiform Encephalopathy (BSE or "Mad Cow Disease") in cattle, Scrapie in Sheep, and Chronic Wasting Disease (CWD) in Elk/Deer. The Company's already recognized and validated Rapid Priors Test (RPT TM) for the diagnosis of TSE diseases represents its immediate revenue bearing business. This includes not only disease monitoring and control in the affected species, but primarily the protection of the food supply from infected beef originating in BSE diseased cattle, thereby preventing human contraction of vCJD; and

B. IGEN is an OTCBB fully / reporting public company which is desirous of acquiring and developing innovative technologies; and

WHEREFORE. the Parties hereby enter into this Memorandum of Understanding as set forth herein:

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c) Work with our internal scientists' Dr. Robert Peterson and Dr. Rubinstein to record and publish our findings in the appropriate trade and scientific publications.

d) Finish the protocol's with InBios of Seattle in conjunction with our development team to insure the manufacturing is established to prepare product for an International Release.

e) Activate our International sales team who are in place with offices abroad to prepare the branded market entry and work closely with the prominent meat distribution companies who have previously been contacted and are awaiting our product.

f) Establish a financially transparent recording of all activities of the corporation through sales and expenditures.

5. In consideration for the granting of the global exclusive distribution rights, IGEN agrees to issue 3.000.000 of its restricted common shares to BIOBDC. The issued shares shall be held in trust and will be released to BIOBDC upon the signing of the long-form distribution license agreement.

6. The Parties will use commercially reasonable efforts to enter into a long-form licensing agreement to formalize the terms and conditions of the business relationship within 45 days of executing this Memorandum of Understanding.

7. **IT IS MUTUALLY UNDERSTOOD AND AGREED BY AND BETWEEN THE PARTIES THAT:**

   a. INTERNATIONAL CHAMBER OF COMMERCE (ICC). Any information furnished or discussed relating to this matter will be confidential.

   b. MODIFICATION. Modifications within the scope of the instrument shall be made by Mutual consent of the parties, by the issuance of a written notification, modifications, signed and dated by all parties, prior to any changes being performed.

   c. PARTICIPATION IN SIMILAR ACTIVITIES. This instrument in no way restricts BBDC or the IGEN from participating in similar activities with other public or private agencies, organizations, and individuals.

   d. TERMINATION. Any of the parties, in writing for any reason, may terminate the existing instrument in whole, or in part, at any time before the date of expiration.

   e. PRINCIPAL CONTACTS. The principal contacts for this instrument are:

Bio Business Development Corp. International Inc.	**IGEN Networks Corp.**
Ahmad Tohidi	Michael Grudman
Phone: 778-319-3939	Phone: 778-786-2922

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1. PURPOSE:

The purpose of this non-binding MOU is to continue to develop and expand a framework of cooperation between BBDC and IGEN to implement a mutually beneficial program. whereby IGEN will acquire the global exclusive distribution rights to the Lateral Diagnostic Platform Technology for BSE and other related animal Prion Diseases from **BBDC.**

2. STATEMENT OF MUTUAL BENEFIT AND INTERESTS:

IGEN's benefits include financing and services for an active involvement with BBDC to plan, implement and maintain the issuance of all the regulatory approvals necessar^y in establishing a financial model that represents both parties. The benefits for IGEN through this cooperative effort are provided through BBDC International Inc. that will focus on enhancing the economic future through its BSE branded market strategy, research and development with the scientists, and the ongoing distribution market implementation of animal diagnostic products.

3. IGEN SHALL:

a) Work with BBDC to identify opportunities for the global sales of the patented BSE diagnostic test and jointly pursue other such acquisitions with BBDC.

b) Provide to the BBDC the appropriate documentation pertaining to establishing an investment in the company.

c) Establish a working trust to share all confidential material as it pertains to the common development of BBDC Technologies.

d) Set out the timelines for the investments required for the full licensing agreement that will be put forward to BBDC by IGEN.

4. BBDC SHALL:

Use commercially reasonable efforts to ensure the company and patented technologies are maintained in good standing and has all the related material available to accomplish the required marketing and sales. BBDC shall use commercially reasonable efforts to:

a) provide a world class Board of Directors for BBDC.

b) Establish a time table with the scientists who are committed to BBDC as shareholders and who have formed the scientific backbone of BBDC.

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f. COMMENCEMENT/EXPIRATION DATE. This instrument is executed as of the date of last signature and is effective through March 30, 2010, at which time it will expire unless extended.

g. NON-BINDING EFFECT. It is understood by the parties that no part of this instrument is intended to have any binding effect whatsoever on the Parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the last written date below.

Bio Business Development Corp. International Inc.

 Pasha Ferdowsi
CEO and Director

WITNESS
RON LOUDOUN

IGEN Networks Corp.

Director

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